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                                                                   Exhibit 99.11


                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT is made and entered into effective as of April 5, 1999, by and between INTERNATIONAL FOAM SOLUTIONS, INC., a Florida corporation (the "Company") and Antonio Bianco ("Bianco").

         WHEREAS, the Company desires to secure the services of Antonio Bianco, and Bianco desires to furnish such services to the Company upon the terms and conditions set forth in this Agreement.

         WHEREAS, Bianco, by reason of the nature of Bianco's duties, will be provided access to the Company's trade secrets and other confidential information and the Company desires to maintain the confidentiality of the same;

         NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereto agree as follows:

         1. Duties. The Company hereby employs Bianco to serve the Company as Chief Operations Officer (attached as Exhibit A is the Company Job Description for the position of Chief Operating Officer, which is incorporated herein by this reference). Bianco shall devote his full time and energy toward the performance of the duties and responsibilities described in this Agreement and the Exhibits hereto, which may be modified from time to time by the Company. Bianco shall refrain from engaging, directly or indirectly, in any activity or business transaction for himself or for any other person, corporation or subsidiary thereof, whether or not for remuneration, direct or indirect, contingent or otherwise, which in any way competes with any operation of the Company or which may result in a conflict of interest or otherwise adversely effects the proper discharge of his duties with, and responsibilities to, the Company. Such duties and responsibilities shall be performed in accordance with the Company's rules, regulations, instructions and policies which are now in force and as amended from time to time, or which may be adopted hereafter.

         Any designs, ideas or process improvements by Bianco to enhance the Company's profitability which can or may be patented or copyrighted, will be patented or copyrighted by the Company and Bianco hereby assigns any and all rights he may have thereto to the Company.

         2. Compensation. (a) Salary and Stock Options. The Company will pay to Bianco a salary in the amount of fifty thousand dollars ($50,000.00) per year with annual increases, bonuses, and stock options based on performance as approved by the compensation committee or Board of Directors. After starting date and execution of this Agreement by Bianco, Bianco will receive a signing bonus option to purchase four hundred fifty thousand (450,000) shares of common stock at ten cents ($.10) per share, exercisable within a ninety (90) day period starting from the execution date of this Agreement, provided that Bianco has been performing his services in a manner deemed satisfactory to the Board of Directors. Subsequent to such ninety


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(90) day option, Bianco will be granted the following stock options: (i) an option to purchase one hundred fifty thousand (150,000) shares of common stock at twenty cents ($.20) per share of common stock to be exercised at any time after six months (and continuing for a period of two years) has elapsed, from the date the ninety (90) day option expired; (ii) an option to purchase one hundred thousand (100,000) shares of common stock at thirty cents ($.30) per share, to be exercised at any time after twelve months (and continuing for a period two years) from the date the ninety (90) day option expired; (iii) an option to purchase one hundred fifty thousand (150,000) shares of common stock at fifty cents ($.50) per share, such option being exercisable for a two year period following the one year anniversary of this Agreement; (iv) an option to purchase one hundred fifty thousand (150,000) shares of common stock at seventy cents ($.75) per share, exercisable for a two year period at any time following the two year anniversary (e.g. two years of employment) of this Agreement; and
(v) and an option to purchase one hundred fifty thousand (150,000) shares of common stock at one dollar ($1.00) per share, exercisable for a two year period at any time following the three year anniversary (e.g. three years of employment) of this agreement. Each of the options set forth in this Agreement are exercisable by Bianco provided that at such time Bianco exercises any of the options, he is currently employed by the Company or should he cease to be employed by the company exercise any and all options within sixty (60) days thereafter and he has, at all times prior to the exercise thereof, faithfully and diligently performed his services as determined by the Board of Directors. All stock issued pursuant to this paragraph will be restricted under Rule 144 of the Securities Act of 1933, unless the stock may be validly issued as unrestricted stock pursuant to an effective registration statement.

         (b) Performance Review. The Board of Directors shall review Bianco's performance after six (6) months of employment and every six (6) months thereafter for the purpose of reviewing Bianco's base salary for a possible increase, depending on, among other things, such performance and the profitability of the Company at that time.

         (c) Bonuses. The Company shall pay bonuses to Bianco, which are payable within ninety (90) days of the Company's year end, in the following manner:

              (i) One percent (1%) of gross sales (excluding actual and pending sales under existing purchase orders as of the date hereof) during any one year period upon achieving the budgeted gross sales revenue which has been approved by the Board of Directors;
              (ii) One percent (1%) of gross sales upon achieving budgeted earnings before income tax, which has been approved by the Board of Directors;
              (iii) Ten percent (10%) of the earnings before income tax which exceeds the budgeted earnings before income tax.

         (d) Salary and bonus caps. Notwithstanding paragraphs 2(a), (b) and
(c) above, the compensation (salary and bonuses) to Bianco shall not exceed:
Three hundred thousand dollars ($300,000.00) during the first year of this Agreement; Four hundred thousand dollars ($400,000.00) during the second year of this Agreement; Four hundred fifty thousand dollars


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($450,000.00) during the third year of this Agreement.

         3. Benefits. After the Trial Period (as defined below), Bianco shall be entitled to the following benefits:

             (a) Bianco shall be entitled to participate in all benefit programs established by the Company from time to time in accordance with Company's Benefit Package "B".

             (b) Bianco shall be entitled to vacation as follows:

             Two (2) weeks each during years two and year three of this Agreement;

             Three (3) weeks each during years four through eight;

             Four (4) weeks each from years nine and each year thereafter.

             Vacation time may not be accumulated and shall expire after each year unless the parties hereto agree otherwise in writing.

             (c) Bianco shall be entitled to seven (7) paid holidays, as designated by the Company, and three (3) personal days for each year of employment.

             (d) The Company shall reimburse Bianco for all reasonable out-of-pocket expenses incurred by him in connection with the performance of his duties hereunder upon the presentation of appropriate documentation therefor in accordance with the Company's regular procedures. Such reimbursement shall include automobile rentals, hotel, meals, travel and entertainment expenses (but not personal) based upon approved Company travel itinerary or as may be established in the Company's policies and procedures manual.

         4. Term. This Agreement shall become effective as of the date set forth above, and shall continue for a term of three (3) years, subject to earlier termination in accordance with this Agreement. This Agreement shall be renewable and re-negotiated ninety (90) days before the end of Term.

         5. Disability. If Bianco shall be unable to substantially perform the duties required of him pursuant to this Agreement due to any injury, illness or disease as determined by an independent physician mutually acceptable to the Company and Bianco, and such inability shall continue for a period of ninety
(90) days, the Company shall have the right to terminate this Agreement upon written notice to Bianco and such termination shall be deemed termination for cause. Notwithstanding any such termination, Bianco shall be entitled to receive the base salary and benefits accrued or accruable to Bianco pursuant to this Agreement up to the date of such termination, The Company will provide insurance disability coverage on the same conditions as other senior management.


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         6.  Death. In the event of Bianco's death during the term of his employment, this Agreement shall terminate as of the date of death. Bianco's beneficiary or estate shall be entitled to receive any salary, stock options, bonuses, vacation pay, or other benefits which have accrued or are accruable pursuant to this Agreement through the date of death.

         7. Termination for Cause. The Company shall have the right to terminate the employment of Bianco hereunder for cause at any time if:

              (a) Bianco is convicted by a court of competent and final jurisdiction of any crime (whether or not involving the Company) which constitutes a felony in the jurisdiction involved; or

              (b) Bianco commits any act of fraud, embezzlement or similar conduct against or shall breach a fiduciary obligation to the Company, or shall be habitually drunk in public or otherwise act in such a manner as to adversely reflect upon the reputation of the Company; or

              (c) Bianco fails or refuses to perform in any material respect any of his duties and responsibilities as required by this Agreement.

         Any termination for cause may be effected by delivery to Bianco of a written notice of termination, stating with the reason for termination, and shall be effective as of the date of such notice. Upon termination for cause, any salary, stock options, bonuses, vacation pay, or other benefits which have accrued or are accruable through the date of termination shall be paid to Bianco.

         8. Termination Without Cause. The Company may terminate Bianco's employment hereunder at any time within the first ninety (90) days (the "Trial Period") with five (5) days prior notice. Subsequent to such Trial Period, the Company may terminate Bianco's employment hereunder without cause at any time upon ninety (90) days' prior written notice. Upon any such termination without cause after two years of continuous employment of Bianco, Bianco shall be entitled to receive a lump sum payment equal to the base salary and guaranteed bonus which would have been payable to Bianco for the 12 months following the date of termination as mutually agreed by the parties in writing.

         For purposes of this Agreement, the following shall be deemed a termination of Bianco's employment hereunder without cause:

         (a) Bianco's substantive responsibilities are materially changed without the prior approval or ratification of Bianco.

         (b) All or substantially all of the assets of the Company are sold, or there is a "Change in Control" of the Company, unless in conjunction with such sale or Change in Control this Agreement is extended through a date at least three years from the date of the sale or Change


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in Control.

         For purposes of this Agreement, "Change in Control" shall mean a change in control of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 as in effect on the date of this Agreement. Without limitation, such a change in control shall be deemed to have occurred if and when (a) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) other than a person currently holding such a position, is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of that company's then outstanding securities, or (b) during any period of twelve (12) consecutive months, commencing before or after the date of this Agreement, individuals who at the beginning of such twelve
(12) month period were directors of the Company cease for any reason to constitute at least thirty percent (30%) of the Company's Board of Directors.

         9. Termination by Bianco. Bianco may terminate his employment hereunder, subject to the restrictive covenants hereinafter stated, upon giving ninety (90) days prior written notice to the Company, in which event Bianco's salary and benefits shall be continued through the date of termination.

         10. Certain Restrictive Covenants.

              (a) Bianco recognizes and acknowledges that confidential information may exist, from time to time, with respect to the business of the Company. Accordingly, Bianco agrees that he will not disclose any confidential information relating to the business of the Company to any individual or entity during his employment or hereafter for a period of two (2) years. The provisions of this paragraph shall not apply to information which is or shall become generally known to the public or the trade (except by reason of Bianco's breach of his obligations hereunder), information which is or shall become available in trade or other publications (except by reason of Bianco's breach of his obligations hereunder), and information which Bianco is required to disclose by order of a court of competent jurisdiction (but only to the extent specifically ordered by such court and, when reasonably possible, if Bianco shall give the Company prior notice of such intended disclosure so that it has the opportunity to seek a protective order if it deems appropriate).

              (b) As used in this Agreement, "confidential information" shall mean studies, plans, reports, survey, analyses, sketches, drawing, notes, records, unpublished memoranda or documents, and all other non-public information relating to the Company's manufacturing and marketing activities, including, shop practices, equipment, research data, marketing and sales information, personnel data, customer lists, employee lists, financial data, plans and all other techniques, know how and trade secrets which presently or in the future are in the possession of the Company.

              (c) All memoranda, notes, records, reports, sketches, photographs, drawing,


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plans, paper or other documents made or compiled by or made available to Bianco in the course of employment hereunder are and shall be the sole and exclusive property of the Company and shall be promptly delivered and returned to the Company by Bianco immediately upon termination of employment with the Company.

              (d) For so long as he is employed by the Company, and for a period of two years hereafter, Bianco shall not engage (either as principal, agent or consultant, or through any corporation, firm or organization in which he may be an officer, director, employee, controlling stockholder, partner, member, or with which he is otherwise affiliated) directly or indirectly, in any activity or business anywhere in the State of Florida or in any state in which the Company transacts business and which is engaged in the recycling or reconverting of polystyrenes without the Company's prior written consent.

         11. Injunction. Bianco acknowledges that the services to be rendered by him are of a special, unique and extraordinary character, and, in connection with such services, he will have access to confidential information vital to the Company's business. Accordingly, Bianco consents and agrees that if he violates any of the provisions of paragraph 10 hereof, the Company would sustain irreparable harm and, therefore, in addition to any other remedies which may be available to it, the Company shall be entitled to an injunction restraining Bianco from committing or continuing any such violation of this Agreement. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedy or remedies including, without limitation, recovery of damages.

         12. Modification or Elimination of Restrictions. In the event that any of the restrictions contained in paragraphs 10 or 11 hereof shall be held to be in any way an unreasonable restriction on Bianco, then the court so holding may reduce the territory and/or period of time in which such restriction operates, or modify or eliminate any such restriction to the extent necessary to render such paragraphs enforceable.

         14. Entire Agreement. This Agreement represents the entire Agreement between the parties with respect to the subject matter hereof and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for either party in connection with the terms hereof. This Agreement may not be amended except by an instrument in writing signed by the Company and Bianco.

         15. Serviceability. Should any provision or clause hereof be held to be invalid, such invalidity shall not affect any other provision or clause hereof which can be given effect without such invalid provision. This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns and upon Bianco and his heirs, executor, administrators, or other legal representatives.


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         16. Laws Applicable.  This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

                                           INTERNATIONAL FOAM SOLUTIONS, INC.
ANTONIO BIANCO


/s/ ANTONIO BIANCO                            By: /S/ HARVEY KATZ
-----------------------------------           -----------------------------
SS# ###-##-####                                  HARVEY KATZ, CEO


Attest
by: /s/
    -------------------------------
    NAME


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